October 3, 2008

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Kevin Woody, Branch Chief
Mail Stop 4561

Re:      Franklin Street Properties Corp.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 22, 2008
File No. 001-32470

Dear Mr. Woody:

Franklin Street Properties Corp. (“we”, “our” or the “Company”) has set forth below its response to the comment on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2007 (“2007 10-K”) provided by you to me in a letter dated September 25, 2008 (the “Letter”).  The response is keyed to the numbering of the comment in the Letter and to the heading used in the Letter.

Comment

Form 10-K for the fiscal year ended December 31, 2007

Financial Statements

Consolidated Statements of Income, page F-6

1.
We note your response to our prior comment one.  In light of the disposal of these properties meeting the criteria in paragraph 42 of SFAS 144, we believe the gain on sale of properties and provision for loss on property held for sale should be classified as part of discontinued operation in accordance with paragraph 43 of SFAS 144.  Please revise your filing accordingly.  Additionally, please revise the corresponding earnings per share amounts.

401 Edgewater Place, Suite 200
Wakefield, Massachusetts 01880-6210

United States
Securities and Exchange Commission
Attn:  Kevin Woody, Branch Chief
October 3, 2008

Response

On October 1, 2008, a teleconference was held to discuss the Letter with Andrew Klouse and myself representing the Company and Jennifer Monick representing the Staff.  During the teleconference, we explained that our income statements were presented in consideration of Regulation S-X, Rule 3-15, which includes Special Provisions as to Real Estate Investment Trusts in preparing income statements.  Rule 3-15(a)(1) states:

“The income statement prepared pursuant to Rule 5-03 shall include the following additional captions between those required by Rule 5-03.15 and 5-03.16: (i) income or loss before gain or loss on sale of properties, extraordinary items and cumulative effects of accounting changes, and (ii) gain or loss on sale of properties, less applicable income tax.”

We presented the sub-total “Income before gains on sales of properties” in our income statements on page F-6.  In doing so, we considered that gains on sale of properties from discontinued operations was not specifically captioned as such on the income statements and sub-totaled with income from discontinued operations; however, we believed that we had appropriately disclosed separately both components of discontinued operations on our income statements and in footnote 10 on page F-26 (entitled “Discontinued Operations”) to comply with FAS 144, “Accounting for Impairment and Disposal of Long-Lived Assets”.  We now understand the interpretation of the Staff is that it would have been more appropriate to present the components of discontinued operations together on our income statements with a sub-total that aggregates income from discontinued operations and gains on sales of properties from discontinued operations.

We propose to delete the sub-total “Income before gains on sales of properties” from our income statements and add a sub-total for discontinued operations that includes income from discontinued operations and gains on sales of properties from discontinued operations.  We note that the proposed presentation would have no impact on either income from continuing operations or net income, or the earnings per share amounts calculated for each of these captions for any period presented.  We would also propose that our earnings per share from discontinued operations disclosures would no longer be presented on a disaggregated basis separately reflecting earnings per share from income from discontinued operations and gains on sales of properties from discontinued operations, but rather would be presented on a combined basis in a single earnings per share amount and reported below earnings per share from continuing operations and before net income.

United States
Securities and Exchange Commission
Attn:  Kevin Woody, Branch Chief
October 3, 2008

We have evaluated both the quantitative and qualitative factors provided in SAB 99, “Materiality,” with respect to our historical and proposed presentations, and believe that the proposed modifications are not material.  Such modifications as proposed, would have no impact on our income from continuing operations or net income, or the related earnings per share amounts as reported.  In addition, the proposed modifications would not change the discontinued operations amounts and disclosures presented in footnote 10 on page F-26, but would provide only a sub-totaling on our income statements that reconciles to those amounts previously disclosed in our footnotes.  We have also considered the qualitative impact of the proposed modifications.  We believe that the proposed modifications are not qualitatively material primarily because the income statements as presented do not mask a change in earnings or trends.  We believe this to be true because the amounts related to our discontinued operations, including gains related to disposition, were presented on our historical income statements, albeit on a disaggregated basis which we believed to comply with Rule 3-15, and that the amounts were appropriately disclosed in our footnotes.  Lastly, we have considered the other suggested qualitative factors described in SAB 99 and believe them to be not applicable with respect to our income statement presentation.  Based upon our consideration of these quantitative and qualitative factors, we believe that there would be no material impact on our historical presentation from the proposed modifications.

Based upon our understanding of this matter and our consideration of Rule 3-15, FAS 144 and SAB 99, we respectfully request that our proposed modifications be made prospectively in our future filings.  To that end, we have attached Schedule I hereto for your consideration which presents our income statements as filed and reflecting our proposed modifications in future filings.  It should be noted that to date during 2008 there have not been any additional discontinued operations or gains on sales of properties from discontinued operations reported by us and, therefore, the proposed modifications described above would not have any impact on our 2008 income statement presentations.

Please feel free to call me at (781) 557-1341 with any questions or comments concerning this response.

Very truly yours,

/s/ John G. Demeritt

John G. Demeritt
Chief Financial Officer

cc:
Ms. Jennifer Monick, Senior Staff Accountant, SEC
Mr. Andrew J. Klouse, Vice President – Finance, Franklin Street Properties Corp.
Scott H. Carter, Esq., General Counsel, Franklin Street Properties Corp.
Mr. David McKay, Partner, Ernst & Young
Mr. Sanjay Aggarwal, Senior Manager, Ernst & Young

Franklin Street Properties Corp.
Schedule I
Discontinued operations presentation as filed and proposed

	For the Year Ended
	December 31,
(in thousands, except per share amounts)	2007	2006	2005

As filed:

Income from continuing operations	$36,106	$41,540	$30,137
Income from discontinued operations	1,190	7,951	14,486

Income before gain on sale of properties	37,296	49,491	44,623
Gain on sale of properties and provision for loss on property
held for sale of $4,849 in 2006, less applicable income tax	23,789	61,438	30,493

Net income	$61,085	$110,929	$75,116

Weighted average number of shares outstanding, basic and diluted	70,651	67,159	56,847

Earnings per share, basic and diluted, attributable to:
Continuing operations	$0.51	$0.62	$0.53
Discontinued operations	0.01	0.12	0.25
Gain on sale of properties and provision for loss on property
held for sale of $4,849 in 2006, less applicable income tax	0.34	0.91	0.54

Net income per share, basic and diluted	$0.86	$1.65	$1.32

As proposed:

Income from continuing operations	$36,106	$41,540	$30,137
Discontinued operations:
Income from discontinued operations	1,190	7,951	14,486
Gain on sale of properties and provision for loss on property
held for sale of $4,849 in 2006, less applicable income tax	23,789	61,438	30,493
Total discontinued operations	24,979	69,389	44,979

Net income	$61,085	$110,929	$75,116

Weighted average number of shares outstanding, basic and diluted	70,651	67,159	56,847

Earnings per share, basic and diluted, attributable to:
Continuing operations	$0.51	$0.62	$0.53
Discontinued operations	0.35	1.03	0.79
Net income per share, basic and diluted	$0.86	$1.65	$1.32